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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*


                                Ucellit.com Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  90348 M 103
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                                 (CUSIP Number)


                                  Michael Kirsh
          2564 Snowridge Crescent, Whistler British Columbia, V0N 1B2
                                  604 938-3456
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 29, 2003
            (Date of Event which Requires Filling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box. ( )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
                              CUSIP No. 90348 M 103

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1.   Names of Reporting Persons.
     Michael Kirsh

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2.   Check the Appropriate Box if a Member of a Group*
     (a.) ( )     (b.) ( )

     The reporting person is not a memebr of a group.

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3.   SEC USE ONLY

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4.   Source of Funds*   This Schedule 13D reports a disposition of stock.

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to items
     2(d) or 2(e)  ( )

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6.   Citizenship or Place of Organization

     Canada

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      Number of          7.   Sole Voting Power                         -0-

      Shares           ---------------------------------------------------------

      Beneficially       8.   Shared Voting Power                       -0-

      Owned by         ---------------------------------------------------------

      Each Reporting     9.   Sole Dispositive Power                    -0-

      Person With      ---------------------------------------------------------

                         10.  Shared Dispositive Power                  -0-

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person      -0-

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12.   Check if the Aggregate Amount Represented by Amount in Row (11) Excludes
      Certain Shares

      (See Instructions) ( )

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13.   Percent of Class Represented by Amount in Row (11)                -0-

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14.   Type of Reporting Person

      IN

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Item 1.   Security and Issuer

          Common Stock
          UCELLIT.COM INC.
          2445 West 16
          Vancouver, British, Canada
          V6K 3B9


Item 2.   Identity and Background.


          (a)Name:           Dr. Michael Kirsh


          (b)Residence or business address:     2564 Snowridge Crescent,
                                           Whistler British Columbia, V0N 1B2


          (c)Present Principal Occupation or Employment:     Dentist, investor


          (d)Criminal Conviction:     No.


          (e)Court or Administrative Proceedings:     No.


          (f)Citizenship:     Canada


Item 3.   Source and Amount of Funds or Other Consideration:

     On December 29, 2003, Dr. Kirsh sold all of his shares in a private transaction.


Item 4.   Purpose of Transaction

     On December 29, 2003, Dr. Kirsh sold all of his shares in a private transaction.


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      (a)The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      On December 29, 2003, Dr. Kirsh sold all of his shares in a private transaction.


      (b)An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

               None.

      (c)A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

               None.

      (d)Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               None.

      (e)Any material change in the present capitalization or dividend policy of the issuer;

               None.

      (f)Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

               None.

      (g)Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

               None.

      (h)Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               None.

      (i)A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               None.

      (j)Any action similar to any of those enumerated above.

               None.



Item 5. Interest in Securities of the Issuer.


     (a)  -0-


     (b)  Sole voting: -0-


     (c)  None.


     (d)  None.


     (e) The reporting person disposed of all of his shares on Deemebr 29, 2003.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.


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Item 7.   Material to be Filed as Exhibits.


          Exhibt 10.1   Stock Purchase Agreement



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2004

(signed) ___________________________________
By:/s/ Dr. Michael Kirsh, D.D.S.

Dr. Michael Kirsh, D.D.S.
Title: Individual




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